April 20, 2026

Joseph Fitzsimons
Chief Executive Officer
Horizon Quantum Holdings Ltd.
29 Media Cir. #05-22
Singapore, 138565

       Re: Horizon Quantum Holdings Ltd.
           Registration Statement on Form F-1
           Filed April 16, 2026
           File No. 333-295110
Dear Joseph Fitzsimons:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Adam C. Berkaw, Esq.